31 Boonton Turnpike, Lincoln Park, New Jersey 07035

973-694-0330 FAX 973-694-3114

www.lincolnparksavings.com

February 20, 2009

VIA EDGAR

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
Mail Stop 4561
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Lincoln Park Company (File No. 000-51078)
Form 10-KSB for Fiscal Year Ended December 31, 2007

Dear Mr. Vaughn:

On behalf of Lincoln Park Company (the “Company”), and in accordance with Rule 101 of Regulation S-T, I am hereby transmitting the Company’s responses to the staff's comment letter dated January 12, 2009 relating to the Company’s Form 10-KSB for the fiscal year ended December 31, 2007 (the “Form 10-KSB”).  The staff’s comments are reproduced below, along with the Company’s responses.

Exhibit 13

Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Loans Receivable, page 22

1.	Please tell us and revise your future filings to disclose where you record the provision for uncollected interest in your income statement.

Lincoln Park Savings Bank (the “Bank”) provides for uncollected interest by netting that amount against interest income on loans.   The Company will provide such disclosure in future filings.

Mr. Kevin W. Vaughn
February 20, 2009

Allowance for Loan Losses, page 23

2.
We note your policy that payments received on impaired loans are applied first to interest income and then to principle.  Please revise your future filings to disclose how you have determined that accrued interest on impaired loans was both earned and realizable considering your doubt about the collectability of both principle and interest according to the contractual terms of the loan.  Additionally, please tell us how you determined that your interest income was not materially overstated given your doubts regarding the collectability of all amounts due.

The Bank’s policy will be changed to reflect that payments received on impaired loans that are subject to specific loan loss allowances will be applied first to principal and then subsequently to interest.  For all other loans, payments received will continue to be applied first to interest and then to principal.  In future filings, the disclosure will be changed to reflect such accounting treatment.  Please be advised that the Company has not materially overstated interest income on impaired loans in 2008 as the Bank has not received any payments on these loans.

Note 4 – Securities Available for Sale, page 28

3.	Please address the following regarding your unrealized losses on investment securities:

•
Please revise your future filings to more clearly disclose the nature of the securities that are in an unrealized loss position and how you determined that they were not other than temporarily impaired.

•	In light of the current market conditions and the significance of your unrealized losses, please revise your future interim filings to provide updated disclosures on your investment portfolio.

•
Please tell us how you determined that your equity securities that were in an unrealized loss position as of December 31, 2007 were not other than temporarily impaired.  Please update this analysis for each quarterly reporting period through December 31, 2008.

•	Tell us the nature of the equity securities as well as the extent to which you intend to record impairments on certain of those securities during the fourth quarter of 2008.

•
For the equity securities that in an unrealized loss position and are not expected to be written down during the fourth quarter, please provide us with your detailed analysis that led you to determine that such securities were not other than temporarily impaired under the applicable accounting literature. Specifically identify the accounting literature you relied on to support your analysis.  This analysis should address the projected timeframe for recovery of those securities.

•	Please provide us with your proposed disclosures.

The Company has developed amendments to its investment policy that will specifically document its methodology for the identification of impaired securities and the procedures that will be required in determining whether any such securities are other-than-temporarily impaired.  We will revise future filings to include the nature of securities in an unrealized loss position and to disclose how we determined that such securities were not other-than-temporarily impaired.

The Company will include updated disclosures relating to unrealized loses in its investment portfolio in future interim filings.

The Company used guidelines based on FSP (FASB Staff Position) FAS 115-1 to define the severity and duration of an unrealized loss on each position that would trigger an impairment review.  Based thereon, and in recognition that the Company’s equity investments are individually small (at December 31, 2007, there were two securities with individual cost bases of approximately $100,000 each; the remaining securities had cost bases of $52,000 or less), an unrealized loss threshold was set at 5% of cost basis.  The duration threshold is derived from FAS FSP 115-1, which states that companies are required to disclose positions that are in a “continuous unrealized loss position for 12 months.”  The Board of Directors, because of concerns about the potential short term volatility that would result from the reporting of fair value changes on a monthly or quarterly basis, determined that the unrealized losses for  available for sale securities should generally be excluded from earnings until a review is completed after there is a 5% loss for 12 continuous months.  On a case by case basis, depending upon the severity of the unrealized loss, the Board of Directors will evaluate a security for other-than-temporary impairment without regard for the duration of the unrealized loss.  All equity investments by the Company are targeted primarily for income and tax advantaged dividends.  The primary objective is for a consistent income stream.  The Board of Directors of the Company does not “trade” equity securities for capital gains.  The Board of Directors recognizes that volatility in earnings can still result from the sale of securities.

Mr. Kevin W. Vaughn
February 20, 2009

There were no equity securities with an unrealized loss of 5% or more for 12 consecutive months as of December 31, 2007.  Two positions (which we will refer to herein as Company A and B, respectively) had unrealized losses of 5% or more for a period of seven consecutive months as of December 31, 2007.  Two positions (which we will refer to as Company C and D, respectively) had unrealized losses of 5% or more for a period of six consecutive months.  All other unrealized losses were for a period of less than six months.  According to our guidelines based on FAS 115-1, no action was taken as of December 31, 2007, to review unrealized losses for possible write-downs.

At March 31, 2008 one position (Company A) had an unrealized loss of over 5% for 12 consecutive months.  The security had consistently paid dividends at each quarter through March 31, 2008 including an extra capital gain distribution at December 31, 2007 (equal to 124% of the yearly dividend).  The total unrealized loss on this position was $8,816 at March 31, 2008.  After careful consideration of the history of this security the Board decided that this investment did not warrant being written down at this time

Two positions (Company A and Company B) had unrealized losses of over 5% for 12 consecutive months by June 30, 2008.  At this time, the Board of Directors reviewed independent research reports issued by the closed end fund association (CEFA) and published by Lipper that included dividend history and listed the largest stock holdings of each fund.  The Board of Directors also reviewed research reports (Standard & Poor’s, Credit Suisse) on many of the top holdings of each fund.  Company A continued to pay the same monthly dividend every month since purchase through June 2008.  Company B paid the same monthly dividend from purchase date through June 2008.  After reviewing each position carefully, the Board of Directors determined that other-than-temporary impairment was not present in either position at this time.

Five positions (Companies C, D, E, F and G, respectively) had unrealized losses of over 5% for 12 consecutive months by the end of the September 2008 quarter.  The Board of Directors performed the same review for each fund as those in the June quarter.  Company C paid the same dividend for each quarter since purchase through September 30. 2008.  Company D raised its dividend in March 2008 and continued to pay the increased dividend through September 2008.  Company E and Company F paid the same dividend every month from purchase through September 2008.  Company G paid the same dividend every month from August 2007 through June 2008.  At this time, Company G maintained the same dividend but paid it on a quarterly basis.  The Board of Directors determined that other-than-temporary impairment was not present in any of these positions at this time.  In reviewing the two positions for the previous quarter, Company A cut its dividend for September 2008 but announced an increase in dividend for October 2008.  Company B again paid the same dividends as before and determined that other-than-temporary impairment was not present.  No write-downs were taken in the September 30, 2008 quarter.

Mr. Kevin W. Vaughn
February 20, 2009

Using the above referenced guidelines, the following positions reduced their dividends in the fourth quarter of 2008; Company A in November, Company F in October, and Company I in November.  The reduction in dividend income plus the extreme price fluctuations during the fourth quarter led the Board of Directors of the Company to conclude that other-than-temporary impairment was present, and, therefore, that write-downs were needed for the following equity securities:  Companies A, B, C, D, E, G, H and I.

Company H cut its dividend in June 2008 but there was not a 5% unrealized loss for 12 consecutive months until December 2008.  The Board of Directors waited until the December 2008 quarter to sell the investment in Company H.

All equity securities owned, with the exception of Company I, are professionally managed closed end mutual funds.  In many instances the funds are trading at a deep discount to Net Asset Value.  The Board of Directors closely monitors the performance of these funds and will take write-downs if and when they believe the unrealized losses in these funds are other than temporary.  All available for sale equity securities that had an unrealized loss of 5% or more for 12 consecutive months have been written down to fair value as of December 31, 2008.  At December 31, 2008, we had six additional equity securities, all mutual funds, which had aggregate unrealized losses of $28,000 which were determined not to be other-than-temporarily impaired.  These remaining equity securities will be reviewed for other-than-temporary impairment either when they have a 5% or greater unrealized loss for 12 consecutive months or sooner in the event of a more severe unrealized loss.

The Company’s proposed disclosures are set forth in Exhibit B to this letter, submitted to the staff as confidential information.

Note 12 –Income Taxes, page 38

4.
Please revise your future filings to disclose the nature of the surtax disclosed in your reconciliation of the federal statutory rate to your effective tax rate. Considering the material nature of this item on your overall income tax expense, please revise management's discussion and analysis to discuss whether you anticipate this benefit to be recurring in future periods.

The Company will revise future fillings to disclose the nature of any surtax and will expand management’s discussion and analysis to discuss the likelihood of any recurrence in the future.

* * * * * *

Mr. Kevin W. Vaughn
February 20, 2009

In connection with our response to the staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the staff’s comments.  We respectfully request that the staff advise the undersigned at (973) 694-0330 as soon as possible of any additional comments it may have.

                        Very truly yours,

                        /s/ Nandini S. Mallya
                        Vice President and Chief Financial Officer

cc:           Ms. Rebekah Blakeley Moore, SEC
Mr. Al Molin
Robert Lipsher, Esq.